EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31, 2012	Years Ended December 31,
		2011	2010	2009	2008
Earnings:
Net income	$90	$397	$348	$362	$ 864
Income tax (benefit) provision	(21)	(48)	(24)	8	132
Interest expense	188	707	598	629	1,618

Total earnings	$257	$1,056	$922	$999	$ 2,614

Fixed charges — Interest expense	$188	$707	$598	$629	$ 1,618

Ratio of earnings to fixed charges	1.37	1.49	1.54	1.59	1.62